Charles F. Hertlein, Jr.

(513) 977-8315 (direct) ^ (513) 977-8141 (fax)

charles.hertlein@dinsmore.com

November 7, 2012

Peggy Kim

Special Counsel

Office of Mergers & Acquisitions

100 F Street, NE

Washington, DC 20549-3628

Re:

New Frontier Media, Inc.

Schedule TO filed on October 29, 2012

Filed by Flynt Broadcast, Inc., LFP Broadcasting, LLC, L.F.P., Inc.,

and Larry Flynt (collectively, the “Bidders”)

File No. 5-78039

Dear Ms. Kim:

On behalf of the Bidders, we are hereby providing the following responses to your comment letter dated November 6, 2012 (the “Comment Letter”) regarding the above-referenced Tender Offer Statement on Schedule TO-T filed by the Bidders with the Securities and Exchange Commission (the “Commission”) on October 29, 2012 (the “Schedule TO-T”).  We have concurrently herewith filed an amendment to the referenced Schedule TO-T (“Amendment No. 1”) which includes the revisions responsive to certain of your comments.  In certain cases we concluded revisions were not necessary.

To assist your review, we have retyped the text of the comments contained in the Comment Letter in italics below.  All capitalized terms used but not defined herein have the meanings ascribed to them in the Offer to Purchase, dated October 29, 2012 (the “Offer to Purchase”) filed as Exhibit (a)(1)(A) to the Schedule TO-T.  The responses and information described below are based upon information provided to us by the Bidders.

1.

Please revise to more specifically describe how “Company Net Available Cash” will be calculated. In this regard, we note that the amount will be net of any transaction costs. Please also advise as to whether the determination is within the control of the bidder.

The Bidders acknowledge the comment, and accordingly, in Amendment No. 1, have amended the disclosure in the Offer to Purchase by adding new language under the heading “What is a contingent payment right (CPR) and how much is it worth” in the Summary Term Sheet that (i) more specifically describes Company Net Available Cash, and (ii) clarifies the process for determining the Company Net Available Cash, as prescribed by Section 6.16 of the Merger Agreement.

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2.

Please revise to disclose whether holders of the CPR will be entitled to any rights that shareholders would have, whether any interest will be paid, and whether the CPRs are transferable or assignable.

CPR holders will not be entitled to any rights that shareholders would have, interest will not be paid, and the CPRs are not transferable or assignable except under very limited circumstances.  The Bidders have revised the Offer to Purchase to clarify these points in Amendment No. 1, consistent with the terms of the Merger Agreement and the CPR Agreement.

3.

We note that cash and “existing debt financing commitments” will be sufficient to finance the purchase of the Shares pursuant to the Offer. Please revise to disclose the material terms of each of the commitment letters or credit agreements, including the term, the collateral, the interest rates, any material conditions to the financing, and any other material terms and conditions. Refer to Item 1007(d)(1) of Regulation M-A. Please also file the commitment letters or credit agreements as exhibits to the Schedule TO. Refer to Item 1016(b) of Regulation M-A.

The Bidders have sufficient cash on hand to complete the tender offer and merger and do not require any additional financing to do so.  The referenced “existing debt financing commitments” was intended to refer to the Bidders’ general corporate financing arrangements that have no particular relationship to the tender offer or merger.  The Bidders have revised the disclosure to clarify this matter in Amendment No. 1, and we therefore do not believe Items 1007(d)(1) or 1016(b) of Regulation MA require any financing documents to be filed as exhibits under these circumstances.

4.

We note that the bidders may determine in their “sole discretion” whether certain offer conditions have occurred or are satisfied. In the absence of any objective criteria, such as a standard of reasonableness, satisfaction of the offer conditions in the sole discretion of the bidder results in the offer being deemed illusory. Please revise to include an objective standard for the determination of whether a condition has been satisfied. See Section 14(e) of the Exchange Act.

The Bidders acknowledge the comment, and in Amendment No. 1 have revised the disclosure to clarify that the sole discretion of the Bidders only applies to the ability to waive the conditions, and not to the determination of whether the conditions have been satisfied.

5.

We note the bidders’ right to waive conditions. If the bidders decide to waive any material conditions, please note that they must expressly announce their decision in a manner reasonably calculated to inform security holders of the waiver. In this regard, it appears that the waiver of the Minimum Tender Condition or the Company Net Available Cash condition would constitute a material change requiring that at least five business days remain in the offer after such waiver. Please provide us with the bidders’ views on this issue and whether or not waiver of the remaining conditions will constitute a material change. See Rule 14d-4(d).

The Bidders understand that they must expressly announce their decision to waive any material conditions in a manner reasonably calculated to inform shareholders of the waiver.  The Bidders agree with your conclusion that the Minimum Tender Condition would constitute a material change requiring that at least five business days remain in the offer after such waiver.  The Bidders do not believe any of the other conditions (including the Company Net Available Cash condition) are material to shareholders, such that a waiver thereof would constitute a material change within the meaning of Rule 14d-4(d).

The Bidders do not believe that a waiver of the Company Net Available Cash condition would constitute a material change to the offer.  Because of the way in which the value of the CPR is calculated, if the Bidders close the transaction at a position where the Company Net Available Cash is any amount less than $162,000 above the Company Net Available Cash condition, the CPR will be zero.  Accordingly, the shareholders are unaffected by whether the Company Net Available Cash is just above or just below the $11,514,000 threshold that satisfies the condition, and a waiver of such condition would not be a material change in the Offer.

6.

Please refer to the last sentence in the second full paragraph on page 43 relating to the failure to exercise any of the rights described in this section. This language implies that once a condition is triggered, the bidders must decide whether or not to assert it. Please note that when a condition is triggered and the bidders decide to proceed with the offer anyway, the staff believes that this constitutes a waiver of the triggered condition. Depending on the materiality of the waived condition and the number of days remaining in the offer, the bidders may be required to extend the offer and recirculate new disclosure to security holders. They may not, as this language suggests, simply fail to assert a triggered condition and effectively waive it without officially doing so. Please confirm your understanding supplementally, or revise the disclosure.

The Bidders acknowledge that if a condition is triggered and they decide to proceed with the offer anyway, it would effectively be a waiver potentially subject to the notice and offer extension procedures noted in your comment, depending on the materiality of the waived condition and the number of days remaining in the offer.  We have revised the disclosure accordingly in Amendment No. 1.

*  *  *

Finally, on behalf of the Bidders we acknowledge that:

 each bidder is responsible for the adequacy and accuracy of the disclosure in the filing;

 staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

 the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you wish to discuss any of these items, please feel free to call me.

Very truly yours,

/s/Charles F. Hertlein, Jr.

Charles F. Hertlein, Jr.